UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2025
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

1Q25
GRUPO BANCOLOMBIA (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS FINANCIAL RESULTS
FOR THE FIRST QUARTER OF 2025.

•Net income attributable to shareholders in 1Q25 was COP 1.7 trillion. This value represents an increase of 4.5% compared to the previous quarter. Grupo Bancolombia quarterly annualized return on equity (ROE) was 16.3% for the quarter and 15.6% for the last 12 months.

•Gross loan portfolio stood at COP 279 trillion, increasing 7.7% compared with 1Q24 and decreasing 0.3% compared to the previous quarter, driven by a decline in the consumer loan portfolio, partially offset by slight growth in the commercial and mortgage loan portfolios.

•30-day past due loan ratio was 4.64% and the 90-day past due loan ratio was 3.17%. Total provisions charges for 1Q25 increased 18.3% compared to 4Q24 and were COP 1.1 trillion, representing a quarterly annualized cost of credit of 1.59%. All segments showed a good performance in provision expense.

•Shareholders' equity closed at COP 40.6 trillion as of March 31, 2025, down 6.7% compared to the previous quarter, mainly explained by dividends declared at the shareholders' meeting for the 2024 results. The basic solvency ratio was 11.16% and the total solvency ratio was 12.91% for 1Q25, comfortably meeting the required regulatory levels.

•In reference to its digital strategy, Grupo Bancolombia maintained a positive trend in line with results during the last year. As of March 2025, Bancolombia has 9.0 million active digital customers in the APP Personas (over one quarter), as well as 23.5 million accounts in its financial inclusion platform Nequi.

May 5, 2025. Medellín, Colombia – Today, GRUPO BANCOLOMBIA announced its financial results for the first quarter of 2025.1.
_____________________________________________________
1 This report corresponds to the interim unaudited consolidated financial information of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. This financial information has been prepared based on financial records generated in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The financial information for the quarter ended June 30, 2024, is not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.
BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA or “The Bank” means Bancolombia S.A: together with its affiliates, unless otherwise specified.
Representative Market Rate, January 1, 2024, $4,191.79 US$ 1

1

1Q25
BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	1Q24	4Q24	1Q25	1Q25 / 4Q24	1Q25 / 1Q24
ASSETS
Net Loans	244,105,346	263,274,170	262,990,202	-0.11%	7.74%
Investments	28,403,482	37,570,270	36,394,058	-3.13%	28.13%
Other assets	64,447,601	71,370,942	64,741,051	-9.29%	0.46%
Total assets	336,956,429	372,215,382	364,125,311	-2.17%	8.06%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	244,809,882	279,059,401	276,030,117	-1.09%	12.75%
Other liabilities	54,695,983	48,571,706	46,406,159	-4.46%	-15.16%
Total liabilities	299,505,865	327,631,107	322,436,276	-1.59%	7.66%
Non-controlling interest	965,023	1,041,807	1,054,609	1.23%	9.28%
Shareholders' equity	36,485,541	43,542,468	40,634,426	-6.68%	11.37%
Total liabilities and shareholders' equity	336,956,429	372,215,382	364,125,311	-2.17%	8.06%

Interest income	9,097,394	8,648,234	8,413,459	-2.71%	-7.52%
Interest expense	(3,939,079)	(3,625,428)	(3,349,459)	-7.61%	-14.97%
Net interest income	5,158,315	5,022,806	5,064,000	0.82%	-1.83%
Net provisions	(1,314,980)	(929,750)	(1,099,549)	18.26%	-16.38%
Fees and income from service, net	1,013,066	1,083,856	1,017,768	-6.10%	0.46%
Other operating income	629,329	909,259	846,467	-6.91%	34.50%
Total Dividends received and equity method	84,807	153,340	137,325	-10.44%	61.93%
Total operating expense	(3,190,646)	(3,796,239)	(3,502,324)	-7.74%	9.77%
Profit before tax	2,379,891	2,443,272	2,463,687	0.84%	3.52%
Income tax	(694,880)	(743,941)	(698,912)	-6.05%	0.58%
Net income before non-controlling interest	1,685,011	1,699,331	1,764,775	3.85%	4.73%
Non-controlling interest	(21,539)	(36,027)	(27,111)	-24.75%	25.87%
Net income	1,663,472	1,663,304	1,737,664	4.47%	4.46%

2

1Q25

	Quarter			As of
PRINCIPAL RATIOS	1Q24	4Q24	1Q25	1Q24	1Q25
PROFITABILITY
Net interest margin (1) from continuing operations	7.14%	6.41%	6.43%	7.14%	6.43%
Return on average total assets (2) from continuing operations	1.96%	1.82%	1.91%	1.96%	1.91%
Return on average shareholders´ equity (3)	17.37%	15.68%	16.26%	17.37%	16.26%
EFFICIENCY					—
Operating expenses to net operating income	46.24%	52.95%	49.57%	46.24%	49.57%
Operating expenses to average total assets	3.75%	4.16%	3.84%	3.75%	3.84%
Operating expenses to productive assets	4.40%	4.84%	4.44%	4.40%	4.44%
CAPITAL ADEQUACY
Shareholders' equity to total assets	10.83%	11.70%	11.16%	10.83%	11.16%
Technical capital to risk weighted assets	12.31%	13.75%	12.91%	12.31%	12.91%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	1.78	1.57	1.74	1.78	1.74
Net income per share $COP from continuing operations	1,745	1,745	1,822	1,745	1,822
P/BV ADS (4)	0.87	0.77	1.00	0.87	1.00
P/BV Local (5) (6)	0.90	0.83	1.11	0.90	1.11
P/E (7) from continuing operations	4.86	5.24	6.19	4.86	6.19
ADR price	34.22	31.51	40.20	34.22	40.20
Common share price (8)	34,280	37,600	47,000	34,280	47,000
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	3,842.30	4,409.15	4,191.79	3,842.30	4,191.79
(1)Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders’ equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

3

1Q25
1.BALANCE SHEET
1.1.Assets

As of March 31, 2025, Grupo Bancolombia’s assets amounted COP 364,125 billion, decreasing by 2.2% compared to 4Q24, mainly due to a lower cash position resulting from the appreciation of dollar balances at a lower exchange rate. The total portfolio also fell, driven by the contraction in the consumer loan portfolio.

The Colombian peso appreciated by 4.9% against the dollar during the 1Q25, but depreciated by 9.1% over the last 12 months. The average exchange rate was 2.9% higher in 1Q25 compared to 4Q24 and 6.9% over the last 12 months.
1.2.Loan Portfolio
The following table shows the composition of Bancolombia loans on a consolidated basis by type and currency:

(COP Million)	Amounts in COP		Amounts in USD converted to COP		Amounts in USD (thousands)		Total
(1 USD = 4191.79 COP)	1Q25	1Q25 / 4Q24	1Q25	1Q25 / 4Q24	1Q25	1Q25 / 4Q24	1Q25	1Q25 / 4Q24
Commercial loans	126,675,833	3.43%	53,895,377	-7.15%	12,857,366	-2.33%	180,571,209	0.03%
Consumer loans	36,076,387	-0.84%	18,540,041	-4.89%	4,422,941	0.04%	54,616,427	-2.25%
Mortgage loans	26,088,465	4.69%	15,876,071	-5.62%	3,787,420	-0.72%	41,964,536	0.53%
Small business loans	767,164	15.91%	631,027	-8.60%	150,539	-3.86%	1,398,191	3.40%
Interests paid in advance	(23,752)	-2.44%	(3,606)	-28.54%	(860)	-24.83%	(27,358)	-6.92%
Gross loans	189,584,097	2.81%	88,938,909	-6.42%	21,217,406	-1.57%	278,523,005	-0.33%

Gross loan portfolio decreased compared with the last quarter mainly due to the appreciation of the Colombian peso against the US dollar. Excluding foreign exchange effects, the portfolio would have expanded by 1.3% compared to 4Q24, reflecting modest growth attributable to our more stringent origination policies.

In 1Q25, the gross loan portfolio declined by 0.3% ( increased by1.3% when excluding FX) compared to 4Q24 and increased by 7% compared to 1Q24. In the last 12 months, the loan portfolio in Colombian pesos grew by 6.3% and the portfolio in dollars by 8.5%.

Operations at Banco Agricola (El Salvador), Banistmo (Panama), and Bam (Guatemala) represented 25.5% of the total gross loan portfolio balance in 1Q25. The loan portfolio denominated in currencies other than the Colombian peso represented 31.9% of the total portfolio and decreased by 6.4% during the quarter.

Allowances for loan losses decreased by 4.0% during the quarter, totaling COP 15,533 billion equivalent to 5.6% of the gross loan portfolio.

Quarterly, Bancolombia S.A.'s gross loan portfolio grew by 2.4%, Banco Agromercantil by 0.7% (measured in USD), Banco Agricola by 1.5% (measured in USD), and Banistmo declined by 0.7% (measured in USD). In Colombia, the mortgage and commercial loan portfolios had incremental volumes, while the consumer portfolio decreased except for payroll-deductible loans. It is worth noting that Nequi experienced robust growth in new originations in personal loans. Banco Agricola demonstrated resilience in the consumer segment with quarterly growth, Following the trend from the previous year, focusing on segments with higher risk-adjusted returns.
For a more detailed explanation regarding coverage and portfolio quality, see section 2.4. Asset quality, provision charges, and balance sheet strength.

4

1Q25
The following table summarizes Grupo Bancolombia's total portfolio

LOAN PORTFOLIO (COP million)	1Q24	4Q24	1Q25	1Q25 / 4Q24	1Q25 / 1Q24	% of total loans
Commercial	168,268,066	180,514,419	180,571,209	0.03%	7.31%	64.83%
Consumer	54,029,201	55,875,072	54,616,427	-2.25%	1.09%	19.61%
Mortgage	36,936,035	41,741,601	41,964,536	0.53%	13.61%	15.07%
Microcredit	1,095,168	1,352,209	1,398,191	3.40%	27.67%	0.50%
Interests received in advance	(20,895)	(29,393)	(27,358)	-6.92%	30.93%	-0.01%
Total loan portfolio	260,307,575	279,453,908	278,523,005	-0.33%	7.00%	100.00%
Allowance for loan losses	(16,202,229)	(16,179,738)	(15,532,803)	-4.00%	-4.13%	0.00
Total loans, net	244,105,346	263,274,170	262,990,202	-0.11%	7.74%	0.00
1.3.Investment Portfolio

As of March 31, 2025, Grupo Bancolombia’s investment portfolio amounted to COP 36,394 billion, reflecting a decrease of 3.1% compared to 4Q24 and an increase of 28.1% relative to 1Q24. Positions in active liquidity operations decreased due to higher liquidity requirements compared to the previous quarter. At the end of the first quarter of 2025, the investment portfolio in debt securities had an average duration of 16.7 months and a yield to maturity of 10.47%.
1.4.Goodwill and intangibles

At the close of 1Q25, Grupo Bancolombia's intangibles and goodwill totaled COP 9,301 billion, a decrease of 4.8% compared to 4Q24. This variation is mainly due to the appreciation of the peso against the dollar and the restatement of balances from foreign subsidiaries
1.5.Funding

As of March 31, 2025, Grupo Bancolombia's liabilities totaled COP 322,436 billion, decreasing by 1.6% compared to 4Q24 and increasing by 7.7% compared to 1Q24.

Customer deposits totaled COP 276,030 billion (85.6% of liabilities) at the end of 1Q25, showing a decrease of 1.1% compared to 4Q24, mainly explained by the decrease in checking accounts, primarily in the corporate and SME segments, due to the reduction of surplus balances from the previous quarter. The net loan to deposit ratio was 95.3% at the end of 1Q25, an increase compared to the 94.3% recorded in 4Q24, due to the lower quarterly decline rate of the loan portfolio over deposits.

In the funding mix, sight deposits continue to be the main source of funding, representing 53% of the total. While savings accounts fell in absolute terms this quarter, they represented a higher share of total funding, reaching 41% of funds. Meanwhile, time deposits increased their share to 37%, driven by online time deposits from retail clients, maintaining the trend observed last year. The balance of loans with financial institutions decreased, mainly due to the prepayment of foreign currency obligations, highlighting the early cancellation of a syndicated loan at Banistmo.

Funding mix COP Million	1Q24		4Q24		1Q25
Checking accounts	33,886,389	12%	38,033,696	12%	35,588,232	12%
Saving accounts	106,589,807	39%	124,636,994	40%	124,114,011	41%
Time deposits	100,199,998	36%	109,760,722	36%	111,289,855	37%
Other deposits (Includes Repos)	5,155,912	2%	7,688,461	2%	6,303,747	2%
Long term debt	14,454,604	5%	11,275,216	4%	10,878,328	4%
Loans with banks	14,683,278	5%	16,406,025	5%	12,533,751	4%
Total Funds	274,969,988	100%	307,801,114	100%	300,707,924	100%

5

1Q25
1.6.Shareholders’ Equity and Regulatory Capital

Shareholders' equity attributable at the end of 1Q25 was COP 40,634 billion, a decrease of 6.7% compared to 4Q24 and an increase of 11.4% compared to 1Q24. In March 2025, the earnings distribution of COP 3.75 trillion was approved, explaining the quarterly reduction in equity.

Grupo Bancolombia's total solvency ratio under Basel III was 12.91% in 1Q25, exceeding the required minimum by 141 basis points. The Tier 1 capital ratio was 11.16%, 266 basis points above the minimum requirement. The decline in solvency levels is mainly due to the earnings distribution. The tangible equity ratio was 8.58% at the end of 1Q25.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS Consolidated (COP millions)	1Q24%		4Q24%		1Q25%
Basic capital (Tier I)	29,111,904	10.45%	35,057,283	11.89%	32,586,481	11.16%
Additional capital (Tier II)	5,189,495	1.86%	5,485,765	1.86%	5,130,258	1.76%
Technical capital (1)	34,290,939		40,529,249		37,704,025
Risk weighted assets including market and operational risk (2)	278,591,625		294,794,366		292,007,055
CAPITAL ADEQUACY (3)		12.31%		13.75%		12.91%
_____________________________
(1)Technical capital is the sum of basic and additional capital, minus deductions ($13,798 MM for 4Q24 and $12,714 MM for 1Q25).
(2)Operational risk applies to 1Q24, 4Q24 and 1Q25 after the adoption of Basel III regulation.
(3)Capital adequacy is technical capital divided by risk-weighted assets.
2.INCOME STATEMENT

Net income attributable to equity holders totaled COP 1,738 billion in 1Q25, or COP 1,822.1 per share (USD $1.74 per ADR), increased by 4.5% compared to 4Q24 mainly due to lower operating expenses. Although provisions increased compared to the previous quarter, they remain below the average of the past three years, which contributed positively to net income. Grupo Bancolombia's annualized ROE was 16.3% in 1Q25 and 15.6% over the last 12 months.
2.1.Net Interest Income

Net interest income was COP 5,064 billion in 1Q25, representing an increase of 0.8% compared to 4Q24. This increase is due to the reduction in interest expenses, attributable to lower costs of deposits, resulting from a decrease in the balance of savings and checking accounts and a reduction in the rate of time deposits during the quarter. Additionally, interest income decreased due to lower interest rates applicable to new originations and the variable-rate loan portfolio.

Furthermore, interest income from debt instruments and the valuation of financial instruments amounted to COP 599 billion, which represents a 20.3% decrease for the quarter. This variation mainly responds to the reduction in liquidity operations.

2.2.        Net Interest Margin

During the first quarter of 2025, loan portfolio interest income slightly decreased due to moderate growth in the loan portfolio and stable active interest rates. Valuation income from financial instruments also fell compared to the previous quarter, reflecting lower investment returns. In contrast, interest expenses declined due to lower costs on time deposit and passive liquidity operations.

The quarterly annualized loan portfolio margin was 7.00%, increasing by 15 basis points compared to 4Q24 and decreasing by 63 basis points compared to 1Q24. The investment NIM dropped 83 basis points to 2.80%. The consolidated NIM rose by 2 basis points from 6.41% to 6.43%.

6

1Q25

Annualized Interest Margin	1Q24	4Q24	1Q25
Loans' Interest margin	7.6%	6.8%	7.0%
Debt investments' margin	3.7%	3.6%	2.8%
Net interest margin (1)	7.1%	6.4%	6.4%
(1) Net interest margin and valuation income on financial instruments.

Time deposits increased by 1.4% compared to 4Q24, while savings and checking accounts decreased by 0.4% and 6.4%, respectively. The annualized weighted average cost was 4.09% in 1Q25, a reduction of 37 basis points compared to 4Q24.

The Central Bank of Colombia kept the monetary policy rate unchanged during the fourth quarter of 2024.

Average weighted funding cost	1Q24	4Q24	1Q25
Checking accounts	0.26%	0.31%	0.27%
Saving accounts	2.94%	2.44%	2.23%
Time deposits	9.54%	8.12%	7.55%
Total deposits	5.24%	4.46%	4.09%
Long term debt	7.83%	9.02%	7.54%
Loans with banks	5.79%	4.72%	4.42%
Total funding cost	5.37%	4.62%	4.20%
2.3.        Fees and Income from Services

Net income from commissions and other services in the first quarter of 2025 was COP 1,018 billion, recording a decrease of 6.1% compared to 4Q24 and an increase of 0.5% compared to 1Q24.

On a quarterly basis, Bancassurance revenues experienced the largest decline, in nominal terms, due to lower origination dynamics of the consumer segment. Additionally, there was a reduction in debit and credit card commissions, as well as affiliated establishments’ fees, attributable to lower transaction volume compared to the fourth quarter of 2024.

The decrease in commission expenses this quarter reflects lower transaction volume compared to the previous quarter, driven by seasonal factors as year-end typically involves greater activity.
2.4.        Other Operating Income

In 1Q25, other operating income totaled COP 846 billion, a decrease of 6.9% compared to 4Q24. This was primarily due to the appreciation of investment properties by Bancolombia and Fondo Inmobiliario Colombia (FIC). Operating lease income amounted to COP 448 billion, decreasing by 6.0% from the previous quarter, owing to the reduction in vehicle leasing and subleasing operations at Bancolombia and Renting Colombia.
2.5.        Dividends received, and share of profits

Total dividends and other net income from equity investments in 1Q25 amounted to COP 137 billion. This represents a decrease of 10.4% compared to 4Q24 and an increase of 61.9% compared to 1Q25. The quarterly decline is due to lower dividend income from FCP Fondo Inmobiliario Colombia deriving from the performance of P.A. Viva Malls.
2.6.         Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 12,582 billion at the end of 1Q25, representing 4.64% of the total gross portfolio. Meanwhile, 90-day past-due totaled COP 8,609 billion, equivalent to 3.17%. Both

7

1Q25
indicators showed a decrease during the quarter, reflecting better performance from new vintages, a strategic focus on lower-risk segments, mainly in the consumer portfolio, and successful debt collection management.

The coverage, measured by the ratio of allowances for loan losses (principal) to past-due loans (30 days overdue), was 111.16% at the end 1Q25, experiencing a decrease compared to 112.39% in 1Q24. Loan deterioration (new past-due loans including write-offs) during 1Q25 was COP 1,153 billion. This lower value compared to the last quarter of 2024 is mainly due to better performance in the segment of individuals and small and medium-sized enterprises.

Provision charges (after recoveries) totaled COP 1,099 billion in the first quarter of 2025, representing an increase of 18.3% compared to the fourth quarter of 2024. Despite a decrease in provision expenses within the individuals, SMEs, and large exposures segments, the sequential variation reflects the lack of a provisions release in the consumer segment, unlike the previous quarter.

Provisions as a percentage of the average gross portfolio, quarterly annualized, was 1.59% for 1Q25 and 1.94% for the last 12 months. Grupo Bancolombia maintains a balanced position supported by an adequate level of past-due loan reserves. Loan loss provisions (for the principal) totaled COP 13,986 billion, or 5.2% of the gross portfolio at the end 1Q25, decreasing compared to 4Q24.
The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	1Q24	4Q24	1Q25
Total 30-day past due loans	13,298,863	13,002,448	12,581,781
Allowance for loan losses (1)	14,723,301	14,614,084	13,986,022
Past due loans to total loans	5.26%	4.78%	4.64%
Allowances to past due loans	110.71%	112.39%	111.16%
Allowance for loan losses as a percentage of total loans	5.83%	5.37%	5.16%
________________________
(1)Allowances are reserves for the principal of loans.

	% Of loan Portfolio	30 days
PDL Per Category		1Q24	4Q24	1Q25
Commercial loans	64.8%	3.46%	3.45%	3.43%
Consumer loans	19.6%	8.81%	7.27%	6.72%
Mortgage loans	15.1%	7.98%	7.03%	6.98%
Microcredit	0.5%	11.49%	7.29%	7.39%
PDL TOTAL		5.26%	4.78%	4.64%

	% Of loan Portfolio	90 days
PDL Per Category		1Q24	4Q24	1Q25
Commercial loans	64.8%	2.86%	3.03%	2.94%
Consumer loans	19.6%	4.80%	4.24%	3.84%
Mortgage loans*	15.1%	3.04%	3.59%	3.25%
Microcredit	0.5%	6.44%	4.74%	4.23%
PDL TOTAL		3.31%	3.37%	3.17%
________________________
*Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

8

1Q25

	4Q24			1Q25			1Q25 / 4Q24
	Loans	Allowances	%	Loans	Allowances	%	Loans	Allowances
Stage 1	245,272,297	2,174,979	0.9%	245,451,655	2,088,823	0.9%	0.1%	(4.0)%
Stage 2	16,670,291	2,673,761	16.0%	16,560,544	2,740,331	16.5%	(0.7)%	2.5%
Stage 3	17,511,320	11,330,998	64.7%	16,510,806	10,703,649	64.8%	(5.7)%	(5.5)%
Total	279,453,908	16,179,738	5.8%	278,523,005	15,532,803	5.6%	(0.3)%	(4.0)%
Stage 1. Financial instruments that do not deteriorate since their initial recognition or that have low credit risk at the end of the reporting period. (12-month expected credit losses).
Stage 2. Financial instruments that have significantly increased their risk since their initial recognition. (Lifetime expected credit losses).
Stage 3. Financial instruments that have Objective Evidence of Impairment in the reported period. (Lifetime expected credit losses).
2.7.        Operating Expenses

During 1Q25, operating expenses totaled COP 3,502 billion, showing a decrease of 7.7% compared to 4Q24 and an increase of 9.8% compared to 1Q24.

Efficiency was 49.6% in 1Q25 and 49.8% for the last 12 months. Personnel expenses (salaries, employee benefits, and bonuses) amounted to COP 1,530 billion in 1Q25, representing a decrease of 0.2% compared to 4Q24 due to lower bonus expenses, partially offset by the salary increase at the beginning of the year; and an increase of 14.7% compared to 1Q24, mainly explained by the annual salary adjustment.

General expenses totaled COP 1,972 billion in the quarter, decreasing by 12.9% compared to the previous quarter and increasing by 6.3% compared to 1Q24. The quarterly decrease is mainly due to lower expenses on technology fees related to projects, license amortization, and marketing, which are usually lower compared to the last quarter of the year. The annual increase is mainly due to higher costs of technology maintenance and licensing,

As of March 31, 2025, Grupo Bancolombia had 34,182 employees, 852 branches, 6,103 ATMs, 34,563 banking agents, and over 33 million customers.
2.8.        Taxes

Grupo Bancolombia's income tax reported an expense of COP 699 billion, with an effective rate of 29%. This is due to the tax benefits in Colombia derived from tax-exempt income from the mortgage loan portfolio for social housing, investments in productive fixed assets, and investments in unconventional renewable energies, as well as tax considerations in Guatemala, El Salvador, and Panama related to tax-exempt income from returns on securities issued by those governments.
3.BREAK DOWN OF OPERATIONS
The following tables summarize the financial statements of our operations in each country.
BANCOLOMBIA S.A. (STAND ALONE) – COLOMBIA

Bancolombia S.A. loan portfolio grew by 2.4% in 1Q25 compared to the previous quarter and 6.6% over the last 12 months. The most significant growth was in the commercial loan portfolio, especially in the corporate segment. The mortgage loan portfolio increased by 4.7% thanks to the interest rate reduction strategy. However, the consumer loan portfolio decreased due to a decline in personal loan and credit cards, as the pace of originations was offset with maturities given its short-term nature, alongside our reinforced origination standards for consumer lending. The funding structure showed a lower balance due to a reduction in savings and checking accounts, partially offset by an increase in time deposits driven by online time deposits from retail clients.

Bancolombia S.A. net income for 1Q25 was COP 1.8 trillion, an increase of 10.3% compared to 4Q24. Interest income decreased due to treasury operations but was offset by higher loan portfolio income. Interest expenses decreased due to lower rates on time deposits. Provision expenses increased as there were no releases in the consumer segment as in the fourth quarter of 2024. Operating expenses decreased due to seasonality, although labor costs rose due to salary increases. The net interest margin for the quarter was 7.3%, and the quarterly annualized ROE was 16.2%.

9

1Q25

BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	1Q24	4Q24	1Q25	1Q25 / 4Q24	1Q25 / 1Q24
ASSETS
Gross loans	184,458,563	192,022,058	196,573,062	2.37%	6.57%
Allowances for loans	(12,996,064)	(12,397,521)	(12,030,556)	-2.96%	-7.43%
Investments	40,365,218	50,347,881	48,082,876	-4.50%	19.12%
Other assets	31,658,079	35,283,396	29,698,558	-15.83%	-6.19%
Total assets	243,485,795	265,255,815	262,323,939	-1.11%	7.74%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	164,284,221	185,801,073	185,175,224	-0.34%	12.72%
Other liabilities	42,704,596	35,327,458	35,957,948	1.78%	-15.80%
Total liabilities	206,988,816	221,128,531	221,133,172	0.00%	6.83%
Shareholders’ equity	36,496,979	44,127,284	41,190,767	-6.65%	12.86%
Total liabilities and shareholders’ equity	243,485,795	265,255,815	262,323,939	-1.11%	7.74%

Interest income	7,292,317	6,623,151	6,529,051	-1.42%	-10.47%
Interest expense	(3,244,797)	(2,803,349)	(2,606,269)	-7.03%	-19.68%
Net interest income	4,047,520	3,819,802	3,922,782	2.70%	-3.08%
Net provisions	(1,062,781)	(657,865)	(877,176)	33.34%	-17.46%
Fees and income from service, net	692,983	728,745	675,183	-7.35%	-2.57%
Other operating income	896,196	949,962	1,049,237	10.45%	17.08%
Total operating expense	(2,179,729)	(2,557,954)	(2,414,796)	-5.60%	10.78%
Profit before tax	2,394,190	2,282,690	2,355,230	3.18%	-1.63%
Income tax	(636,721)	(680,196)	(587,371)	-13.65%	-7.75%
Net income	1,757,469	1,602,495	1,767,859	10.32%	0.59%

10

1Q25
BANISTMO- PANAMA

Banistmo's loan portfolio closed the quarter with a decrease of 0.7% (measured in USD). The mortgage and consumer loan portfolios declined due to the strengthening of origination policies and lower dynamics in credit card and unsecured investment products. The commercial loan portfolio had stable growth of 0.04%. In funding, there was a reduction of 2.7% due to the decline in time deposits from individuals and institutional clients, as well as sight deposits due to seasonality in the last quarter.

Banistmo recorded a net profit of COP 86.5 billion in 1Q25, increasing by 3,506.5% quarterly. Net interest income decreased due to the decreasing revenue from commercial loans, partially offset by lower interest expenses due to the reduction in time deposit balances. Provisions decreased due to parameters update in the mortgage portfolio, better performance in all the segments, and successful collection strategies. Operating expenses also decreased, although labor expenses increased due to higher bonuses. The net interest margin was 3.1% and the quarterly annualized ROE reached 7.4%.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	1Q24	4Q24	1Q25	1Q25 / 4Q24	1Q25 / 1Q24
ASSETS
Gross loans	31,651,563	34,589,230	32,661,341	-5.57%	3.19%
Allowances for loans	(1,558,031)	(1,909,025)	(1,748,298)	-8.42%	12.21%
Investments	5,692,155	6,828,832	6,127,140	-10.28%	7.64%
Other assets	4,604,507	6,452,984	4,718,949	-26.87%	2.49%
Total assets	40,390,194	45,962,022	41,759,133	-9.14%	3.39%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	27,686,210	32,382,044	29,960,745	-7.48%	8.22%
Other liabilities	8,144,139	8,748,118	7,115,616	-18.66%	-12.63%
Total liabilities	35,830,349	41,130,162	37,076,361	-9.86%	3.48%
Shareholders’ equity	4,559,845	4,831,860	4,682,771	-3.09%	2.70%
Total liabilities and shareholders’ equity	40,390,194	45,962,022	41,759,133	-9.14%	3.39%

Interest income	650,226	690,404	642,020	-7.01%	-1.26%
Interest expense	(319,629)	(370,631)	(332,070)	-10.40%	3.89%
Net interest income	330,598	319,772	309,950	-3.07%	-6.25%
Net provisions	(61,858)	(122,583)	(18,051)	-85.27%	-70.82%
Fees and income from service, net	64,033	54,362	55,453	2.01%	-13.40%
Other operating income	18,005	30,811	13,992	-54.59%	-22.28%
Total operating expense	(221,172)	(295,589)	(243,657)	-17.57%	10.17%
Profit before tax	129,605	(13,226)	117,687	-989.81%	-9.20%
Income tax	(21,650)	15,625	(31,160)	-299.42%	43.93%
Net income	107,955	2,399	86,527	3506.53%	-19.85%

11

1Q25
BANAGRICOLA- EL SALVADOR

Banco Agricola's loan portfolio closed the quarter with a 1.5% increase (measured in USD). There was an increase in the consumer loan portfolio, mainly in personal loans and credit cards, while the commercial loan portfolio showed growth driven by originations involving clients within the construction sector. Deposits grew during the quarter, particularly sight accounts, with savings accounts showing the highest growth. Both savings and checking accounts impacted growth in the corporate segment. The growth in time deposits stood out among individuals.

The net result for Banco Agricola in 1Q25 was a profit of COP 153.2 billion, representing an increase of 8.2% compared to 4Q24. This increase was mainly due to higher net interest income generation, driven by growth in treasury income due to a higher volume of United States bonds and, to a lesser extent, higher portfolio interest income. Additionally, there was a reduction in interest expenses associated with a decrease in loans from financial institutions and bonds. Net commissions decreased due to lower transaction volumes compared to the last quarter of the year. Net provisions for the period increased due to the growth of the portfolio in higher-risk segments.Operating expenses decreased as spending normalized following the elevated levels observed in the year-end quarter. Banco Agricola's net interest margin for the first quarter of 2025 was 7.0% and the quarterly annualized ROE was 22.7%.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	1Q24	4Q24	1Q25	1Q25 / 4Q24	1Q25 / 1Q24
ASSETS
Gross loans	16,070,218	18,712,218	18,052,091	-3.53%	12.33%
Allowances for loans	(569,303)	(598,710)	(560,656)	-6.36%	-1.52%
Investments	2,971,962	4,015,690	4,148,720	3.31%	39.60%
Other assets	4,055,523	4,511,185	5,062,786	12.23%	24.84%
Total assets	22,528,400	26,640,383	26,702,940	0.23%	18.53%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	16,998,860	21,185,538	21,303,465	0.56%	25.32%
Other liabilities	3,474,950	2,673,452	2,608,616	-2.43%	-24.93%
Total liabilities	20,473,811	23,858,990	23,912,081	0.22%	16.79%
Non-controlling interest	29,675	36,423	47,631	30.77%	60.51%
Stockholders’ equity attributable to the owners of the parent company	2,024,915	2,744,970	2,743,229	-0.06%	35.47%
Total liabilities and shareholders’ equity	22,528,400	26,640,383	26,702,940	0.23%	18.53%

Interest income	427,514	506,531	494,800	-2.32%	15.74%
Interest expense	(112,567)	(118,549)	(112,513)	-5.09%	-0.05%
Net interest income	314,948	387,981	382,287	-1.47%	21.38%
Net provisions	(66,630)	(51,618)	(60,500)	17.21%	-9.20%
Fees and income from service, net	64,364	82,917	75,599	-8.83%	17.45%
Other operating income	11,921	10,482	19,483	85.87%	63.44%
Total operating expense	(192,939)	(254,250)	(218,643)	-14.00%	13.32%
Profit before tax	131,664	175,512	198,226	12.94%	50.55%
Income tax	(29,144)	(31,235)	(42,107)	34.81%	44.48%
Net income before non-controlling interest	102,520	144,277	156,119	8.21%	52.28%
Non-controlling interest	(3,402)	(2,750)	(2,945)	7.09%	-13.43%
Net income	99,118	141,527	153,174	8.23%	54.54%

12

1Q25
GRUPO AGROMERCANTIL HOLDING – GUATEMALA

Bam's loan portfolio closed the first quarter of 2025 with a quarterly growth of 0.7% in USD. This increase was mainly driven by the commercial loan portfolio in the corporate segment. In the consumer segment, although there was an increase in credit cards, the total balance ended with a slight decrease. Meanwhile, the mortgage loan portfolio showed marginal growth of 0.1% at the end of the quarter. Regarding the funding structure, favorable dynamics were observed in savings accounts, especially in the business segment. However, there was a decrease in time deposits and checking account balances.

The net result for Bam in 1Q25 was a profit of COP 20.8 billion. Net interest income decreased compared to the previous quarter due to lower interest generation in the commercial and consumer loan portfolios. This decrease was partially offset by higher income from treasury operations, driven by the appreciation of the investment portfolio, as well as lower interest expenses. Provisions showed a lower expense explained mostly by the business segment. Operating expenses decreased due to the seasonality of the first quarter of the year, which tends to have lower expenses compared to the last quarter. Bam's net interest margin for the first quarter of 2025 was 4.6%, and the quarterly annualized ROE was 3.82%.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	1Q24	4Q24	1Q25	1Q25 / 4Q24	1Q25 / 1Q24
ASSETS
Gross loans	17,640,794	21,125,637	20,224,335	-4.27%	14.65%
Allowances for loans	(903,445)	(995,338)	(959,125)	-3.64%	6.16%
Investments	1,534,439	2,476,756	2,553,753	3.11%	66.43%
Other assets	3,663,298	4,610,963	4,185,643	-9.22%	14.26%
Total assets	21,935,086	27,218,017	26,004,607	-4.46%	18.55%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	15,902,675	19,596,065	18,785,092	-4.14%	18.13%
Other liabilities	4,170,471	5,307,585	5,001,123	-5.77%	19.92%
Total liabilities	20,073,146	24,903,649	23,786,215	-4.49%	18.50%
Non-controlling interest	44,866	53,301	49,423	-7.28%	10.16%
Stockholders’ equity attributable to the owners of the parent company	1,817,075	2,261,067	2,168,969	-4.07%	19.37%
Total liabilities and shareholders’ equity	21,935,086	27,218,017	26,004,607	-4.46%	18.55%

Interest income	437,411	536,966	512,737	-4.51%	17.22%
Interest expense	(201,289)	(259,944)	(252,847)	-2.73%	25.61%
Net interest income	236,123	277,021	259,890	-6.18%	10.07%
Net provisions	(99,441)	(129,227)	(113,873)	-11.88%	14.51%
Fees and income from service, net	30,426	32,273	27,506	-14.77%	-9.59%
Other operating income	37,750	61,383	26,007	-57.63%	-31.11%
Total operating expense	(155,615)	(219,149)	(179,169)	-18.24%	15.14%
Profit before tax	49,241	22,303	20,362	-8.70%	-58.65%
Income tax	(313)	(11,516)	1,349	-111.71%	-530.96%
Net income before non-controlling interest	48,928	10,786	21,710	101.28%	-55.63%
Non-controlling interest	(2,318)	(27)	(864)	310581% %	-62.74%
Net income	46,611	10,759	20,847	93.75%	-55.27%

13

1Q25
4.BANCOLOMBIA Company Description (NYSE: CIB, BVC: BCOLOMBIA Y PFBCOLOM)
GRUPO BANCOLOMBIA is a full-service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 33 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), International banking and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information
Bancolombia’s Investor Relations
Phone:	(601) 4885371
E-mail:	IR@bancolombia.com.co
Contacts:	Catalina Tobón Rivera (IR Director)
Website:	https://www.grupobancolombia.com/investor-relations

14

1Q25

CONSOLIDATED BALANCE SHEET				Change			% of Liabilities
(COP million)	1Q24	4Q24	1Q25	1Q25 / 4Q24	1Q25 / 1Q24	% of Assets
ASSETS
Cash and balances at central bank	19,282,299	24,881,536	20,493,453	-17.64%	6.28%	5.63%
Interbank borrowings	3,573,910	2,239,615	4,345,084	94.01%	21.58%	1.19%
Reverse repurchase agreements and other similar secured lend	3,830,238	5,722,948	3,436,757	-39.95%	-10.27%	0.94%
Financial assets investment	28,403,482	37,570,270	36,394,058	-3.13%	28.13%	9.99%
Derivative financial instruments	4,380,648	2,938,142	2,529,449	-13.91%	-42.26%	0.69%
Loans and advances to customers	260,307,575	279,453,908	278,523,005	-0.33%	7.00%	76.49%
Allowance for loan and lease losses	(16,202,229)	(16,179,738)	(15,532,803)	-4.00%	-4.13%	-4.27%
Investment in associates and joint ventures	3,085,317	2,928,984	2,962,639	1.15%	-3.98%	0.81%
Goodwill and Intangible assets, net	8,526,951	9,767,903	9,301,046	-4.78%	9.08%	2.55%
Premises and equipment, net	6,096,009	5,906,064	5,708,321	-3.35%	-6.36%	1.57%
Investment property	4,712,762	5,580,109	5,608,037	0.50%	19.00%	1.54%
Right of use assets	1,614,679	1,757,206	1,725,559	-1.80%	6.87%	0.47%
Prepayments	841,922	907,620	988,935	8.96%	17.46%	0.27%
Tax receivables	1,534,466	1,943,780	1,303,756	-32.93%	-15.04%	0.36%
Deferred tax	686,104	763,757	692,119	-9.38%	0.88%	0.19%
Assets held for sale and inventories	1,019,827	1,106,399	816,077	-26.24%	-19.98%	0.22%
Other assets	5,262,469	4,926,879	4,829,819	-1.97%	-8.22%	1.33%
Total assets	336,956,429	372,215,382	364,125,311	-2.17%	8.06%	100.00%
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposit by customers	244,809,882	279,059,401	276,030,117	-1.09%	12.75%	75.81%	85.61%
Interbank Deposits	571,278	716,493	634,414	-11.46%	11.05%	0.17%	0.20%
Derivative financial instrument	5,047,208	2,679,643	2,516,148	-6.10%	-50.15%	0.69%	0.78%
Borrowings from other financial institutions	14,112,000	15,689,532	11,899,337	-24.16%	-15.68%	3.27%	3.69%
Debt securities in issue	14,454,604	11,275,216	10,878,328	-3.52%	-24.74%	2.99%	3.37%
Lease liability	1,761,026	1,889,364	1,857,875	-1.67%	5.50%	0.51%	0.58%
Preferred shares	541,340	584,204	541,340	-7.34%	0.00%	0.15%	0.17%
Repurchase agreements and other similar secured borrowing	1,022,224	1,060,472	1,265,728	19.36%	23.82%	0.35%	0.39%
Current tax	694,914	156,162	755,481	383.78%	8.72%	0.21%	0.23%
Deferred tax	1,844,141	2,578,504	2,734,413	6.05%	48.28%	0.75%	0.85%
Employees benefit plans	910,844	951,555	941,706	-1.04%	3.39%	0.26%	0.29%
Other liabilities	13,736,404	10,990,561	12,381,389	12.65%	-9.86%	3.40%	3.84%
Total liabilities	299,505,865	327,631,107	322,436,276	-1.59%	7.66%	88.55%	100.00%
SHAREHOLDERS’ EQUITY

15

1Q25

Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.13%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	1.33%
Appropriated reserves	22,657,865	22,575,837	24,302,796	7.65%	7.26%	6.67%
Retained earnings	4,344,094	8,983,057	5,299,318	-41.01%	21.99%	1.46%
Accumulated other comprehensive income, net of tax	4,145,214	6,645,206	5,693,944	-14.32%	37.36%	1.56%
Stockholders’ equity attributable to the owners of the parent company	36,485,541	43,542,468	40,634,426	-6.68%	11.37%	11.16%
Non-controlling interest	965,023	1,041,807	1,054,609	1.23%	9.28%	0.29%
Total liabilities and equity	336,956,429	372,215,382	364,125,311	-2.17%	8.06%	100.00%

16

1Q25

INCOME STATEMENT	As of		Change Mar-25 / Mar-24				Change
(COP million)	Mar-24	Mar-25		1Q24	4Q24	1Q25	1Q25 / 4Q24	1Q25 / 1Q24
Interest income and expenses
Interest on loans and financial leases
Commercial	4,198,007	3,828,165	-8.81%	4,198,007	4,020,316	3,828,165	-4.78%	-8.81%
Consumer	2,152,163	1,977,301	-8.12%	2,152,163	2,097,577	1,977,301	-5.73%	-8.12%
Small business loans	53,704	61,442	14.41%	53,704	56,652	61,442	8.46%	14.41%
Mortgage	1,013,052	1,096,470	8.23%	1,013,052	869,766	1,096,470	26.06%	8.23%
Financial leases	954,825	800,230	-16.19%	954,825	817,815	800,230	-2.15%	-16.19%
Total interest income on loans and financial leases	8,371,751	7,763,608	-7.26%	8,371,751	7,862,126	7,763,608	-1.25%	-7.26%
Interest income on overnight and market funds	61,823	50,969	-17.56%	61,823	34,611	50,969	47.26%	-17.56%
Interest and valuation on financial instruments
Interest on debt instruments using the effective interest method	257,774	233,730	-9.33%	257,774	231,613	233,730	0.91%	-9.33%
Valuation on financial instruments
Debt investments	298,273	399,865	34.06%	298,273	222,255	399,865	79.91%	34.06%
Derivatives	6,314	(42,830)	-778.33%	6,314	249,134	(42,830)	-117.19%	-778.33%
Repos	108,392	(11,265)	-110.39%	108,392	46,152	(11,265)	-124.41%	-110.39%
Others	(6,933)	19,382	-379.56%	(6,933)	2,343	19,382	727.23%	-379.56%
Total valuation on financial instruments	406,046	365,152	-10.07%	406,046	519,884	365,152	-29.76%	-10.07%
Total Interest on debt instruments and valuation on financial instruments	663,820	598,882	-9.78%	663,820	751,497	598,882	-20.31%	-9.78%
Total interest and valuation on financial instruments	9,097,394	8,413,459	-7.52%	9,097,394	8,648,234	8,413,459	-2.71%	-7.52%
Interest expense
Borrowings from other financial institutions	(401,573)	(272,541)	-32.13%	(401,573)	(307,818)	(272,541)	-11.46%	-32.13%
Overnight funds	(4,553)	(6,245)	37.16%	(4,553)	(6,195)	(6,245)	0.81%	37.16%
Debt securities in issue	(285,171)	(208,711)	-26.81%	(285,171)	(289,370)	(208,711)	-27.87%	-26.81%
Deposits	(3,187,874)	(2,803,210)	-12.07%	(3,187,874)	(2,965,477)	(2,803,210)	-5.47%	-12.07%
Preferred shares	(14,837)	(14,837)	0.00%	(14,837)	(14,726)	(14,837)	0.75%	0.00%
Lease liabilities	(33,214)	(33,829)	1.85%	(33,214)	(33,113)	(33,829)	2.16%	1.85%
Other interest	(11,857)	(10,086)	-14.94%	(11,857)	(8,729)	(10,086)	15.55%	-14.94%
Total interest expenses	(3,939,079)	(3,349,459)	-14.97%	(3,939,079)	(3,625,428)	(3,349,459)	-7.61%	-14.97%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	5,158,315	5,064,000	-1.83%	5,158,315	5,022,806	5,064,000	0.82%	-1.83%
Credit impairment charges on loans and advance and financial leases	(1,503,960)	(1,274,877)	-15.23%	(1,503,960)	(1,255,404)	(1,274,877)	1.55%	-15.23%
Recovery of charged - off loans	169,097	171,353	1.33%	169,097	326,947	171,353	-47.59%	1.33%

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1Q25

Credit impairment charges on off balance sheet credit instruments	6,836	(5,710)	-183.53%	6,836	6,355	(5,710)	-189.85%	-183.53%
Credit impairment charges/recovery on investments	13,047	9,685	-25.77%	13,047	(7,648)	9,685	-226.63%	-25.77%
Total credit impairment charges, net	(1,314,980)	(1,099,549)	-16.38%	(1,314,980)	(929,750)	(1,099,549)	18.26%	-16.38%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments and other financial instruments	3,843,335	3,964,451	3.15%	3,843,335	4,093,056	3,964,451	-3.14%	3.15%
Fees and commission income
Banking services	248,834	293,287	17.86%	248,834	307,277	293,287	-4.55%	17.86%
Credit and debit card fees and commercial establishments	785,022	829,936	5.72%	785,022	879,235	829,936	-5.61%	5.72%
Brokerage	6,951	9,740	40.12%	6,951	10,380	9,740	-6.17%	40.12%
Acceptances, Guarantees and Standby Letters of Credit	27,390	28,976	5.79%	27,390	27,761	28,976	4.38%	5.79%
Trust	136,267	156,208	14.63%	136,267	153,961	156,208	1.46%	14.63%
Placement of securities and investment banking	11,094	5,050	-54.48%	11,094	13,055	5,050	-61.32%	-54.48%
Bancassurance	208,312	226,643	8.80%	208,312	318,647	226,643	-28.87%	8.80%
Payments and Collections	239,817	263,664	9.94%	239,817	264,837	263,664	-0.44%	9.94%
Others	88,205	107,731	22.14%	88,205	110,968	107,731	-2.92%	22.14%
Total fees and commission income	1,751,892	1,921,235	9.67%	1,751,892	2,086,121	1,921,235	-7.90%	9.67%
Fees and commission expenses
Banking services	(381,849)	(466,832)	22.26%	(381,849)	(509,707)	(466,832)	-8.41%	22.26%
Sales, collections and other services	(207,491)	(223,097)	7.52%	(207,491)	(247,475)	(223,097)	-9.85%	7.52%
Bank correspondents	(108,081)	(148,996)	37.86%	(108,081)	(170,988)	(148,996)	-12.86%	37.86%
Others	(41,405)	(64,542)	55.88%	(41,405)	(74,095)	(64,542)	-12.89%	55.88%
Fees and commission expenses	(738,826)	(903,467)	22.28%	(738,826)	(1,002,265)	(903,467)	-9.86%	22.28%
Total fees and comissions, net	1,013,066	1,017,768	0.46%	1,013,066	1,083,856	1,017,768	-6.10%	0.46%
Other operating income
Derivatives FX contracts	(98,669)	(11,917)	-87.92%	(98,669)	10,485	(11,917)	-213.66%	-87.92%
Net foreign exchange	118,183	213,211	80.41%	118,183	50,764	213,211	320.00%	80.41%
Hedging	(623)	(3,233)	418.94%	(623)	(81)	(3,233)	3891.36%	418.94%
Leases	460,096	448,497	-2.52%	460,096	476,933	448,497	-5.96%	-2.52%
Gains (or losses) on sale of assets	17,905	49,760	177.91%	17,905	41,841	49,760	18.93%	177.91%
Other reversals	13,730	11,725	-14.60%	13,730	14,542	11,725	-19.37%	-14.60%
Others	118,707	138,424	16.61%	118,707	314,775	138,424	-56.02%	16.61%
Total other operating income	629,329	846,467	34.50%	629,329	909,259	846,467	-6.91%	34.50%
Dividends received, and share of profits of equity method investees
Dividends	10,000	4,967	-50.33%	10,000	71,839	4,967	-93.09%	-50.33%
Equity investments	(2,482)	19,848	-899.68%	(2,482)	47902	19,848	-58.57%	-899.68%

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1Q25

Equity method	77,289	112,510	45.57%	77,289	34,662	112,510	224.59%	45.57%
Others					(1,063)		-100.00%	0.00%
Total dividends received, and share of profits of equity method investees	84,807	137,325	61.93%	84,807	153,340	137,325	-10.44%	61.93%
Total operating income, net	5,570,537	5,966,011	7.10%	5,570,537	6,239,511	5,966,011	-4.38%	7.10%
Operating expenses
Salaries and employee benefits	(1,181,578)	(1,280,879)	8.40%	(1,181,578)	(1,198,269)	(1,280,879)	6.89%	8.40%
Bonuses	(153,373)	(249,645)	62.77%	(153,373)	(334,898)	(249,645)	-25.46%	62.77%
Other administrative and general expenses	(1,204,539)	(1,349,077)	12.00%	(1,204,539)	(1,632,105)	(1,349,077)	-17.34%	12.00%
Taxes other than income tax	(390,894)	(356,466)	-8.81%	(390,894)	(317,392)	(356,466)	12.31%	-8.81%
Impairment, depreciation and amortization	(260,262)	(266,257)	2.30%	(260,262)	(313,575)	(266,257)	-15.09%	2.30%
Total operating expenses	(3,190,646)	(3,502,324)	9.77%	(3,190,646)	-3796239	(3,502,324)	-7.74%	9.77%
Profit before tax	2,379,891	2,463,687	3.52%	2,379,891	2,443,272	2,463,687	0.84%	3.52%
Income tax	(694,880)	(698,912)	0.58%	(694,880)	(743,941)	(698,912)	-6.05%	0.58%
Net income	1,685,011	1,764,775	4.73%	1,685,011	1,699,331	1,764,775	3.85%	4.73%
Non-controlling interest	(21,539)	(27,111)	25.87%	(21,539)	(36,027)	(27,111)	-24.75%	25.87%
Net income attributable to equity holders of the Parent Company	1,663,472	1,737,664	4.46%	1,663,472	1,663,304	1,737,664	4.47%	4.46%

19

1Q25
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: May 5, 2025	By:	/s/ MAURICIO BOTERO WOLFF
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

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